Exhibit 99.1

YAMANA GOLD DECLARES FIRST QUARTER DIVIDEND

TORONTO, ONTARIO, February 16, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") declares a first quarter 2017 dividend of $0.005 per share.  Shareholders of record at the close of business on March 31, 2017 will be entitled to receive payment of this dividend on April 14, 2017.  The dividend is an "eligible dividend" for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)